06001923

SEC[illegible] MISSION
Washington, D.C. 20549

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AB 3/20

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-51522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monitor Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9171 Towne Centre Drive, #465
(No. and Street)

San Diego, CA 92122
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Hsiao-Wen Kao (858) 546-8007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sonnenberg & Company, CPAs
(Name – *if individual, state last, first, middle name*)

5190 Governor Drive, Ste.201 - San Diego, CA 92122
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 26 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mr. Hsiao-Wen Kao, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monitor Capital, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN DE PRIEST
Comm. # 1192558
NOTARY PUBLIC - CALIFORNIA
San Diego County
My Comm. Expires Aug. 21, 2002

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

STATE OF CALIFORNIA
COUNTY OF SAN DIEGO

On February 28, 2006, before me, Susan DePriest, Notary Public personally appeared Hsiao-Wen Kao, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my official hand and seal.

Signature ____________________

SUSAN DE PRIEST
Comm. # 1192558
NOTARY PUBLIC - CALIFORNIA
San Diego County
My Comm. Expires Aug. 21, 2002

MONITOR CAPITAL, INC.
Audited Financial Statements
Year Ended December 31, 2005

MONITOR CAPITAL, INC.
December 31, 2005

TABLE OF CONTENTS

	Pages No.
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
REQUIRED SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 15c3-1	9
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	10-11

Sonnenberg & Company CPA • AUDITS • TAXES • RESERVE STUDIES

Sonnenberg & Company, CPAs

A Professional Corporation

5190 Governor Drive, Suite 201, San Diego, California 92122

Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX

Sonnenberg & Company 30 YEARS IN PRACTICE

Leonard C. Sonnenberg, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Monitor Capital, Inc.

We have audited the accompanying statements of financial condition of Monitor Capital, Inc. (the Company), as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 27, 2006

Sonnenberg & Company, CPAs

MONITOR CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Current Assets:				
Cash and Cash Equivalents	$	22,412		
Commissions Receivable		442,001		
Related Party Receivables		105,032		
Prepaid Expenses and Other Assets		2,141		
Deferred Tax Assets		4,400		
Total Current Assets			$	575,986
Fixed Assets:				
Property and Equipment	$	5,242		
Less: Accumulated Depreciation		(5,242)		
Total Fixed Assets			$	0
Other Assets:				
Securities Owned	$	0		
Marketable Securities		2,278		
Restricted Cash		46,777		
Total Other Assets			$	49,055
Total Assets			$	625,041

LIABILITIES AND CAPITAL

Liabilities:				
Accounts Payable and Accrued Expenses	$	397,996		
Income Taxes Payable		800		
Total Liabilities			$	398,797
Capital:				
Common Stock, $.01 Par Value, 1,500 Shares Authorized, Issued, and Outstanding	$	15		
Additional Paid-In Capital		163,985		
Retained Earnings		62,244		
Total Capital			$	226,244
Total Liabilities and Capital			$	625,041

See Accompanying Notes to Financial Statements

MONITOR CAPITAL, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

Revenues:		
Commission Income	$ 1,854,116	
Investment Income	(14,777)	
Interest Income	1,354	
Total Income		$ 1,840,693
Expenses:		
Administrative Services	$ 9	
Automobile	966	
Bank Service Charges	546	
Board Member Fee	10,000	
Commission Expenses	1,477,164	
Computer expense	2,529	
Credit card fees	614	
Dues, Fees, and Subscriptions	24,675	
Equipment Rental	731	
Insurance	17,025	
Marketing & Promotion	626	
NASD Expense	9,330	
Office Supplies	8,382	
Outside Services	45,285	
Parking	1,855	
Postage and Delivery	249	
Printing & Reproduction	669	
Professional Fees	6,550	
Rent	25,069	
Salaries	95,955	
401K	18,000	
State Registration	50	
Telephone	3,359	
Travel and Entertainment	10,361	
Total Expenses		1,759,999
Net Income		$ 80,694
Retained Earnings, (Deficit) January 1, 2005		$ (18,450)
Retained Earnings, December 31, 2005		$ 62,244

See Accompanying Notes to Financial Statements

MONITOR CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2004	$ 15	$ 163,985	$ (18,450)	$ 145,550
Additional Paid-In Capital				0
Net Income			80,694	80,694
Balance, December 31, 2005	$ 15	$ 163,985	$ 62,244	$ 226,244

See Accompanying Notes to Financial Statements

MONITOR CAPITAL, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Cash Flows from Operating Activities:			
Net Income		$	80,694
Adjustments to Reconcile Net Income to			
Net Cash Provided (Used) by Operations:			
Add Back Non-Cash Expense - Depreciation			
Depreciation	$ 0		
Decrease/(Increase) in:			
Commissions Receivable	(433,137)		
Related Party Receivables	(93,611)		
Prepaid Expenses and Other Assets	(781)		
Restricted Cash	3,223		
Increase/(Decrease) in:			
Accounts Payable and Accrued Expenses	387,528		
Brokerage Deposit Account	(9,775)		
Related Party Payables	(19,467)		
			(166,019)
Net Cash Provided by Operations		$	(85,325)
Cash Provided (Used) by Investing Activities:			
Securities Owned		$	86,721
Marketable Securities			19,734
Net Cash Provided (Used) by Investing Activities		$	106,455
Net Increase (Decrease) in Cash		$	21,130
Total Cash, January 1, 2005		$	1,282
Total Cash, December 31, 2005		$	22,412

<u>Supplemental Disclosures:</u>

Income Taxes Paid	$	319

MONITOR CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2005

Note 1. Organization and Nature of Business:

Monitor Capital, Inc. (the Company) is a Delaware corporation formed on December 9, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and of the National Association of Securities Dealers.

The Company is a wholly owned subsidiary of Summit Global Management, Inc., (the Parent).

Note 2. Summary of Significant Accounting Policies:

The Company records its assets, liabilities, income, and expenses on the accrual basis in accordance with U. S. generally accepted accounting principles.

Proprietary securities transactions are recorded on the trade date. Profit and loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company cleared customers' security transactions on a fully disclosed basis through Western Securities Clearing Corporation (WSCC) until June 29, 2004, and currently through Northeast Securities Incorporated (NESEC). WSCC and NESEC received customer securities and funds. On an agency basis, WSCC and NESEC also executed securities transactions on national securities exchanges.

The clearing agreements were collateralized by a deposit with Bear Stearns Securities Corporation owned by the Company. The amount of the restricted investment was $46,777 at December 31, 2005.

Marketable securities are valued at market value.

Note 3. Commissions:

Commission revenues and expenses are recognized on a settlement date basis. The Company's revenues are primarily derived from direct sales of mutual funds and various annuities.

Note 4. Estimates:

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions which affect the amounts reported in the financial statements and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 5. Income Taxes:

The Company is included in the consolidated tax returns filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate basis, and the amounts of the current tax or benefit calculated is either received from, or remitted to, the Parent. The amount of the current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

At December 31, 2005, the Company had available a net operating income of approximately $62,244 for federal tax purposes.

Note 6. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Note 7. Property and Equipment:

Property and equipment are stated at cost and are depreciated on the straight line basis over the estimated useful lives of the individual assets.

Note 7. Property and Equipment (Continued):

Property and equipment at December 31, 2005, consist of the following:

Furniture	$ 673
Computer Software	$4,539
Total	$5,242
Less Accumulated Depreciation	($5,242)
Property and Equipment, Net	$ 0

There was no Depreciation expense for 2005.

Note 8. Securities Owned - Related Party:

Securities not readily marketable include an investment in Summit Equity Fund, L. P. (the Fund), for which there is no market on the security exchange and no independent publicly quoted market value. The Fund cannot be publicly offered and sold unless registration has been effected under the Securities Act of 1933, or otherwise cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the investment.

At December 31, 2005, the Fund had no estimated fair value, due to their restricted nature.

Note 9. Related Party Transactions:

The Company engages in transactions with the Parent. Related party transactions for 2004 were as follows:

Rent Expense for 2005, paid to Parent	$25,069
Salary for 2005, paid to Parent	$95,955
Receivables from Parent at Year End	$105,032

Note 10. Concentration of Credit Risk:

Cash restricted for the Company's clearing agent is not insured. The uninsured amount totaled $21,546 at December 31, 2005, and the Company believes no significant risk exists.

Note 11. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that the Company maintain minimum net capital of the greater of $5,000 or 6.66% of aggregate indebtedness. At December 31, 2005, the Company had aggregate indebtedness of $398,797, and net capital of $114,671. Net capital was $109,671 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.4 to 1.

The Company does not carry customer accounts, nor does it hold customer securities or cash, and is therefore exempt from rules 15c3-3 and 17a-13 of the Securities Exchange Act of 1934.

Note 12. Common Stock:

The Company has issued 1,500 shares at $.01 par value for a total of $1,500. The Parent owns 100% of the stock.

MONITOR CAPITAL, INC.
REQUIRED SUPPLEMENTARY INFORMATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2005

Net Capital:		
Total Stockholder's Equity	$ 226,244	
Total Stockholder's Equity Qualified for Net Capital	226,244	
Deductions	111,573	
Total Non-Allowable Assets	111,573	
Net Capital		$ 114,671
Aggregate Indebtedness:		
Total Liabilities	$ 398,797	
Total Aggregate Indebtedness	$ 398,797	
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Required (Greater of $5,000 or 6.66% of Aggregate Indebtedness)		$ (5,000)
Excess Net Capital		$ 109,671
Excess Net Capital at 1000%		$ 74,791
Percentage of Aggregate Indebtedness to Net Capital		348
Reconciliation with Company's Computation: (Included in Part II of Form K-17A-5 as of December 31, 2005)		
Net Capital (As Reported in Part II Unaudited FOCUS Report)	$ 64,749	
Net Capital, per Above		$ 114,671

See Accompanying Notes to Financial Statements

Sonnenberg & Company CPA • AUDITS • TAXES • RESERVE STUDIES

Sonnenberg & Company, CPAs
A Professional Corporation

5190 Governor Drive, Suite 201, San Diego, California 92122

Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX

Sonnenberg & Company 30 YEARS IN PRACTICE

Leonard C. Sonnenberg, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors of
Monitor Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Monitor Capital, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financials statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13, or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintain internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (SEC) above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, others within the Company, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) of the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2006

Sonnenberg & Company, CPAs